Ecopetrol Announces Start Dates for the Market Maker program for its Shares on the Colombian Stock Exchange

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that, in accordance with the Form 6-K issued on March 3, 2025, reported by this same medium, it has completed the necessary procedures for the implementation of the Market Maker program for its common stock, with Andes Investment Group Inc., a subsidiary of the Chilean group Larraín Vial, and Valores Bancolombia S.A. Comisionista de Bolsa.

The Market Maker program began on March 3, 2025, through Andes Investment Group Inc., while Valores Bancolombia S.A. Comisionista de Bolsa, the program will began on Friday, March 14, with the authorization from the Colombian Stock Exchange.

With the launching of this program, Ecopetrol aims to contribute to the improvement of trading conditions, price formation, depth, and liquidity of its shares in the local market, thereby strengthening the Colombian capital market and generating value for its shareholders.

For more information on the technical conditions of the liquidity providers program, please refer to the attached Release No. 048 from the Colombian Stock Exchange (only available in Spanish).

Bogota D.C., March 14, 2025

Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co

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**BOLETÍN INFORMATIVO**

**VALORES BANCOLOMBIA S.A. COMISIONISTA DE BOLSA, formador de liquidez de la especie ECOPETROL**

**No. 048** **Bogotá D.C., marzo 14 de 2025**

La Bolsa de Valores de Colombia S.A. (en adelante "Bolsa" o "**bvc**") informa que admitió y registró en el libro de Registro de Formadores de Liquidez de la Bolsa, la aprobación de **Valores Bancolombia Sociedad Comisionista de Bolsa** para actuar como formador de liquidez de la especie **ECOPETROL**, a partir del **14 de marzo de 2025**, según las condiciones y criterios técnicos del Programa establecidos en el Boletín Normativo BVC No. 031 publicado el día 30 de diciembre de 2024, el Reglamento y la Circular Única de la Bolsa.

La aprobación del presente programa, el cual se desarrolla desde el **14 de marzo de 2025**, se desarrollará utilizando fondos propios del formador de liquidez, de acuerdo con lo establecido en el artículo 4.3.1.1 del Reglamento de la Bolsa de Valores de Colombia. Y se encontrará vigente **hasta el 14 de marzo de 2026.**

Recordamos que acorde con el mencionado Boletín Normativo BVC, las condiciones técnicas para el programa de formador de liquidez sobre la especie **ECOPETROL** son las siguientes:

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1. **MÁRGENES O DIFERENCIALES MÁXIMOS ENTRE LA MEJOR OFERTA DE VENTA Y LA MEJOR OFERTA DE COMPRA**

El diferencial entre la mejor oferta de venta del formador de liquidez y la mejor oferta de compra del formador de liquidez no podrá ser superior a $50 pesos, según vigencia de 2025.

Esta diferencia podrá ser modificada, lo cual se notificará al mercado mediante boletín normativo.

2. **MONTO MÍNIMO DE LAS ÓRDENES DE VENTA Y DE COMPRA**

El monto mínimo de la orden de venta será de 66.000 UVR y el monto mínimo de la orden de compra será de 66.000 UVR.

3. **CANTIDADES Y OPORTUNIDADES EN LAS QUE DEBE INTERVENIR EL FORMADOR DE LIQUIDEZ EN EL MERCADO**

De acuerdo con lo establecido en el numeral 1.3.4 de la Circular Única BVC, el formador de liquidez deberá mantener de forma permanente y simultánea por lo menos una orden de compra y una orden de venta durante toda la sesión de mercado abierto sobre el valor sobre el cual actúe como formador de liquidez.

Según lo indicado en el numeral 1.3.7 de la Circular Única BVC el formador de liquidez deberá cumplir las condiciones o criterios técnicos del programa como mínimo en un 80% de las mediciones realizadas durante el mes.